RULE 14F-1
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934

COMPREHENSIVE CARE CORPORATION
204 SOUTH HOOVER BLVD., SUITE 200
TAMPA, FLORIDA 33609

REPORT OF CHANGE IN MAJORITY DIRECTORS
June 29, 2005

     We are furnishing this Information Statement to all our stockholders of record at the close of business on June 14, 2005 (the “Record Date”), to provide notice of a change in the composition of our Board of Directors. This notice is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (the “SEC”). At the close of business on the Record Date, we had 5,682,547 shares of our common stock issued and outstanding, each of which is entitled to one vote. In addition, at such time, we had 14,400 shares of our Series A Convertible Preferred Stock, $50.00 par value per share (the “Series A Preferred Stock”) issued and outstanding, each of which is entitled to 294.12 votes. This notice will be delivered to stockholders beginning on or about June 29, 2005.

     NO VOTE OR OTHER ACTION BY COMPREHENSIVE CARE CORPORATION’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN.

INTRODUCTION

     Comprehensive Care Corporation, a Delaware corporation (the “Company,” “we” or “us”), entered into a Securities Purchase Agreement, dated as of June 14, 2005 (the “Purchase Agreement”) with Woodcliff Healthcare Investment Partners LLC, a Delaware limited liability company (the “Investor”), pursuant to which we issued to the Investor, 14,400 shares of our Series A Preferred Stock for a purchase price of $3,600,000, in cash. Under the terms of the Certificate of Designation, Rights and Preferences for the Series A Preferred Stock (the “Certificate of Designation”), we appointed the following five additional members to serve on our Board of Directors: Kye Hellmers, Robert Parker, David P. Schuster, Dr. Barry A. Stein, and Peter Jesse Walcott. Robert Parker will not begin his term until after the expiration of ten days beginning on the later to occur of (1) the date of filing this Information Statement with the SEC pursuant to Rule 14f-1 or (2) the date of mailing this Information Statement to our stockholders.

     This Information Statement contains biographical and other information about our new directors. Additional information about the terms and conditions of the Purchase Agreement is contained in our Current Report on Form 8-K, which was filed with the SEC on June 20, 2005. All our filings with the SEC and exhibits thereto may be inspected without charge at the public reference room maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding public companies that file reports with the SEC. The address of the website is http://www.sec.gov.

SECURITY OWNERSHIP

     The following table sets forth, as of the close of business on the Record Date, information concerning the beneficial ownership of common stock by each director of the Company, appointee for director, executive officer named in the Summary Compensation Table included elsewhere herein, and all directors and executive officers as a group. The business address for each named individual is our principal executive office address, which is 204 South Hoover Blvd., Suite 200, Tampa, Florida 33609.

	Shares	Percent of
	Beneficially	Common Stock
Name of Beneficial Owner	Owned	Outstanding

Mary Jane Johnson(1)	340,000	5.7%
Robert J. Landis (2)	397,625	6.6%
Thomas Clay (3)	67,500	1.2%
Paul Patti (7)	13,750	*
Howard A. Savin(4)	49,999	*
Eugene L. Froelich(5)	31,666	*
Kye Hellmers (6)	3,450	*
Barry A. Stein	—	—
David Paul Schuster	—	—
Peter Jesse Walcott	—	—
Robert Parker	—	—
All executive officers and directors As a group (11 persons)	988,990	15.0%

     *Less than 1%.

(1)	Includes 20,000 shares of common stock held directly and 320,000 shares subject to options that are presently exercisable.

(2)	Includes 32,000 shares of common stock held directly and 365,625 shares subject to options that are presently exercisable.

(3)	Includes 5,000 shares of common stock held directly and 62,500 shares subject to options that are presently exercisable. Excludes 5,000 options that are not presently exercisable.

(4)	Includes 49,999 options that are presently exercisable. Excludes 18,333 options that are not presently exercisable.

(5)	Includes 31,666 options that are presently exercisable. Excludes 20,833 options that are not presently exercisable.

(6)	Includes 2,450 shares of common stock held by Mr. Hellmers’ spouse.

(7)	Includes 13,750 shares subject to options that are presently exercisable. Excludes 3,750 options that are not presently exercisable.

     The following table sets forth, as of the close of business on the Record Date, the name, address, stock ownership and voting power of each person or group of persons known by the Company to own beneficially more than 5% of the outstanding shares of common stock. According to rules adopted by the SEC, a person is the “beneficial owner” of securities if he or she has, or shares, the power to vote such securities or to direct their investment. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to shares beneficially owned.

	Shares	Percent of
	Beneficially	Common Stock
Name And Address of Beneficial Owner	Owned	Outstanding
Harry Ross
3622 Reeves Road, Ojai, CA 93023	900,000 *	16.1%

Robert Lange
1806 Hickory Street, St. Louis, MO 63104	323,500 **	5.8%

*	Information obtained from Schedule 13G filed by Mr. Ross on March 18, 2005.

**	Information obtained from Schedule 13G filed by Mr. Lange on June 20, 2005.

Change in Control Arrangements

     On the Record Date, we issued to the Investor 14,400 shares of Series A Preferred Stock, the rights, preferences and conditions of which are set forth in the Certificate of Designation filed with the Delaware Secretary of State on that date. As of the close of business on the Record Date, there were 5,682,547 shares of our common stock outstanding, plus outstanding options and warrants to purchase an additional 1,649,956 shares of common stock. Based upon the number of shares of our common stock outstanding at the close of business on the Record Date, if the Investor had converted its shares of Series A Preferred Stock at the closing of the transactions contemplated by the Purchase Agreement, it would have owned approximately 43% of the shares of our common stock outstanding upon the closing, excluding the exercise of options and warrants issued and outstanding at such time. In addition, we have the right to require the Investor to purchase up to approximately 2.95 million additional shares of our common stock, subject to our attaining certain financial targets and satisfying other conditions. Therefore, it is possible that, in the future, conversion by the Investor of the shares of Series A Preferred Stock together with the exercise by us of certain put options described in the Purchase Agreement could result in a change in control of the Company. The Investor has not converted the shares of Series A Preferred Stock nor have we exercised our put options. However, pursuant to the terms of the Certificate of Designation, our Board shall be composed of nine directors, five of which have been designated by holders of the Series A Preferred Stock. The Board of Directors has appointed five new directors, which were designated by the Investor and are named in this Information Statement. However, the appointment of the fifth director, Robert Parker, shall be effective as described below.

DIRECTORS, EXECUTIVE OFFICERS, AND DIRECTOR APPOINTEES

     Our Board of Directors is composed of three classes of directors with staggered three-year terms. Under the terms of the Certificate of Designation, the Investor may elect five of our nine directors. On June 20, 2005, in connection with the transactions contemplated by the Purchase Agreement and the Certificate of Designation, the Board appointed Kye Hellmers, Robert Parker, David P. Schuster, Dr. Barry A. Stein, and Peter Jesse Walcott as the five directors nominated by the Investor. However, the fifth director, Robert Parker, will not begin his term until after the expiration of ten days beginning on the later to occur of (1) the date of filing this Information Statement with the SEC pursuant to Rule 14f-1 or (2) the date of mailing this Information Statement to our stockholders. Mr. Parker will be a Class II director. Directors for each class are elected at the annual meeting of stockholders held in the year in which the term for such class expires. Howard A. Savin and Eugene L. Froelich are Class II directors whose terms expire at the 2005 annual meeting. Mary Jane Johnson, Dr. Barry A. Stein, and David P. Schuster are Class I directors whose term expires at the 2006 annual meeting. Robert J. Landis, Peter Jesse Walcott, and Kye Hellmers are Class III directors whose term expires at the 2007 annual meeting. Ms. Johnson and Mr. Landis are employees of the Company and, therefore, do not receive any compensation for serving on the Board of Directors of the Company. Further, Dr. Savin and Mr. Froelich have agreed to serve on the Board of Directors without receiving any cash compensation for their services, but will receive stock options for Board services in accordance with the Company’s Non-Employee Director Plan. The Certificate of Designation provides that our director appointees will be compensated similarly to our other outside directors.

     Current Directors

     Mary Jane Johnson RN, MBA, (age 54)

     Ms. Johnson has served as our President and Chief Executive Officer since January 2000 and as a director of the Company since April 1999. Since joining the Company in August 1996, Ms. Johnson has also served as Chief Operating Officer of Comprehensive Care Corporation, an appointment that was effective July 1999, and as Chief Executive Officer for the Company’s principal subsidiary, Comprehensive Behavioral Care, Inc., since August 1998. Ms. Johnson served as Executive Director for Merit Behavioral Care from 1993 to 1996. Ms. Johnson, a Registered Professional Nurse, has a Bachelors Degree in Nursing from the State University of New York and a Masters Degree in Business Administration from Adelphi University.

     Robert J. Landis, CPA, MBA (age 46)

     Mr. Landis has served as a director of the Company since April 1999, as Chairman of our Board of Directors since January 2000 and as our Chief Financial Officer and Treasurer since July 1998. Mr. Landis served as Treasurer of Maxicare Health Plans, Inc., a health maintenance organization, from November 1988 to July 1998. Mr. Landis also serves on the Board of Directors and on the audit committee of Global Axcess Corporation, a company that owns and operates automatic teller machines, whose common stock is publicly traded on the Over The Counter Bulletin Board. Further, Mr. Landis serves on the Board of Directors and on the audit committee of Nyer Medical Group, Inc., a company engaged in the wholesale and retail sale of medical and surgical equipment and, additionally, the ownership and operation of pharmacies, whose common stock is publicly traded on the Nasdaq SmallCap Market. Mr. Landis, a Certified Public Accountant, received a Bachelors Degree in Business Administration from the University of Southern California and a Masters Degree in Business Administration from California State University at Northridge.

     Howard A. Savin, Ph.D. (age 58)

     Dr. Savin has served on our Board of Directors since June 2002. Additionally, Dr. Savin is the Chairman of the Company’s Compensation and Stock Option Committee and he serves on the Company’s Audit Committee. Dr. Savin currently serves as President of his own consulting firm, Behavioral Health Care Solutions, and as Senior Consultant for the Devereux Foundation, an organization engaged in providing high-quality human services to children, adults, and families with special needs that derive from behavioral, psychological, intellectual or neurological impairments. Dr. Savin was previously Senior Vice President of Clinical Affairs at the Devereux Foundation from July 1, 1995 through June 30, 2004. From November 1993 to December 1994, Dr. Savin served as Vice President of Medco Behavioral Care Corp., which later became Merit Behavioral Health and Magellan. Dr. Savin holds a Masters Degree in Psychology from the University of Bridgeport and a Ph.D. from the University of Georgia.

Eugene L. Froelich, CPA (age 63)

     Mr. Froelich has served as a director of the Company since January 2003. Additionally, Mr. Froelich is the Chairman of the Company’s Audit Committee and is the Audit Committee Financial Expert as that term is defined under General Rules and

Regulations under the Exchange Act. He also serves on the Company’s Compensation and Stock Option Committee. Mr. Froelich has more than 30 years of financial experience and has served as an executive to several publicly held healthcare, entertainment, and high tech corporations and is currently working as a consultant in these industries. In addition, Mr. Froelich is currently the Chief Financial Officer and Chief Operating Officer of CureLab, Inc., a privately held company, engaged in the biotechnology sector. Mr. Froelich has served in this capacity for CureLab, Inc. since January 2002. From April 2001 to October 2001, Mr. Froelich served as Chief Financial Officer of Futurelink Corp., a publicly traded company, engaged in the technology information sector. Futurelink Corp. had filed for protection under Chapter 11 of the federal bankruptcy code in August 2001 and, following such filing, Mr. Froelich voluntarily resigned his position with Futurelink Corp. From July 2000 to April 2001, Mr. Froelich was Chief Financial Officer of Wizshop.com, a private company, engaged in the Internet retail business. From 1998 to 2000, Mr. Froelich acted as an independent consultant and advisor to various corporations. During the period from 1989 to 1998, Mr. Froelich was Chief Financial Officer and Executive Vice President of Maxicare Health Plans, Inc. (“Maxicare”), a publicly traded corporation operating under Chapter 11 of the federal bankruptcy code at the time Mr. Froelich joined Maxicare in 1989.

Director Appointees

Kye Hellmers (age 55)

     Mr. Hellmers currently serves as the Chairman and Chief Executive Officer of H2O Strategies, Incorporated, a company which Mr. Hellmers helped found in 2001. Mr. Hellmers also currently serves as a member of the Advisory Board of Higher Ground, Inc. From January 2000 to July 2001, Mr. Hellmers served as the President of Business Development at InvestmentGoals.com. From October 1994 through September 1998, Mr. Hellmers was the Vice-Chairman and a limited partner of The Boston Group, L.P., an investment-banking broker-dealer. From September 1992 to August 1994, Mr. Hellmers was associated with The Federation of Financial Services Inc., a holding company, as its President, CEO and member of the Board of Directors. He concurrently served as Chairman, President and Chief Executive Officer of Centrum Services, Inc., an affiliated company. From March 1973 to September 1992, Mr. Hellmers was employed by the NASD. During this period, he worked in various capacities in the New York and Washington DC offices of the company. In June 1982, Mr. Hellmers was promoted to District Director of the Los Angeles District Office and in 1991 was again promoted to Vice President. Mr. Hellmers has served as Chairman of Architron, Inc. and World Wide Pin Corporation, Inc. Mr. Hellmers has also served as a member of the Board of Directors of Solid Imaging Systems, Inc., Financial Database Systems, Inc., apply123.com, inc. and on the Advisory Board of InvestPrivate.com, Inc. and The PCCR Foundation. Mr. Hellmers is a member of the NASD Board of Arbitrators. Mr. Hellmers is a graduate of New York University.

Robert Parker (age 26)

     Mr. Parker has been employed by LS Power Equity Advisors, LLC, a company that controls a $1.1 billion private equity fund focused on the energy and power industry, since April 2005. Prior to this, Mr. Parker served as an Investment Banking Associate at Merrill Lynch from August 2004 to April 2005 and an Investment Banking Analyst for Credit Suisse First Boston from August 2000 to June 2002. From July 2002 to July 2004, Mr. Parker attended the University of Chicago Graduate School of Business where he obtained a Masters in Business Administration in Finance and Accounting. Mr. Parker received a Bachelor of Arts degree in Economics from Johns Hopkins University.

     David P. Schuster (age 35)

     Mr. Schuster currently serves as the Vice President of Corporate Development for Hythiam, Inc., a publicly-traded healthcare management services firm, a position he has held since September 2003. Prior to this, Mr. Schuster served as the Managing Director of Arkad Capital Partners, LLC from 2002 to 2003 and as the Senior Vice President of Hired Guns, Inc. from 2000 to 2002. Mr. Schuster is a graduate of Marquette University where he obtained a Bachelor of Science degree in Business Administration.

     Dr. Barry A. Stein, Ph.D. (age 72)

     Dr. Stein has over thirty-five years of experience advising executives and companies on productivity, innovation, leadership and organization design. Dr. Stein currently serves as the President of Goodmeasure, Inc., a company he co-founded in 1977. Prior to his current position, Dr. Stein served as a senior consultant for Arthur D. Little, Inc. and as President of OD Associates. Dr. Stein also taught Organization Behavior at Harvard, Economic Development at Massachusetts Institute of Technology and Business Policy at the Whittemore School. Dr. Stein has also served as a visiting lecturer at Yale University. Dr. Stein received a Bachelor of Science and a Masters of Science in Chemical Engineering and a Ph.D. in Economics and Regional Planning from Massachusetts Institute of Technology.

     Peter Jesse Walcott (age 28)

     Mr. Walcott currently serves as the Director of Mergers and Acquisitions at IAP Worldwide Services, Inc., a position he has held since August 2004. Prior to this, Mr. Walcott served as an Investment Banking Associate at Legacy Securities, Inc. from June 2002 to August 2004 and an Investment Banking Analyst at J.P. Morgan Securities, Inc. from July 1999 to June 2002. Mr. Walcott is a graduate of the University of Virginia where he obtained a Bachelor of Arts degree in English and Economics.

BOARD MEETINGS AND DIRECTORS’ COMPENSATION

     During the fiscal year ended May 31, 2005, the Board of Directors of the Company held fourteen (14) meetings in person or by telephone. In addition, the Board of Directors took actions by written consent on two occasions. Each director attended more than 75% of the total of all meetings of the Board and the committees on which he or she served during our fiscal year ended May 31, 2005 (“Fiscal 2005”). Further, as the Company requires all directors to attend each annual meeting of Stockholders, the 2004 annual meeting was attended by 100% of the then current directors.

     Members of the Board of Director who are also officers or employees of the Company receive no compensation for serving as directors. No cash compensation was paid to any Board member during the Company’s Fiscal 2005.

     Non-employee Board members were compensated with stock options in accordance with the Company’s Non-employee Directors’ Stock Option Plan (the “Director Plan”). Under such plan, each non-employee director is automatically granted an option to purchase 10,000 shares upon joining the Board (the “Initial Grant”) and options to purchase 5,000 shares on each anniversary of the initial date of service or date of approval, as the case may be (the “Annual Grant”). Four of the director appointees received an Initial Grant on June 20, 2005. The fifth director appointee will receive an Initial Grant at the beginning of his term described elsewhere herein. In addition to the Initial Grant and the Annual Grant, the Director Plan provides that there shall be granted and awarded one or more options contemporaneous with each Annual Grant, as follows: (i) options to purchase 3,333 shares of common stock to the individual occupying the position of Vice Chairman of the Board, (ii) options to purchase 8,333 shares of common stock to each chairman of each committee of the Board, and (iii) options to purchase 2,500 shares of common stock to each non-employee director who serves on a committee of the Board (other than the chairman of the committee).

     A total of 31,666 options were granted under the Director Plan during Fiscal 2005 to the following non-employee directors:

Director	Options Granted

Dr. Savin	15,833
Mr. Froelich	15,833

Total	31,666

     The exercise price of the options is equal to 100% of the fair market value of the common stock on the date of grant. Options are exercisable to the extent vested, which occurs at specified intervals and anniversary dates over time (see “Non-Employee Director Plan” under the caption “Compensation of Executive Officers” below).

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

     The Company has established a shareholder website (www.compcare-shareholders.com), which may be used by shareholders to communicate with members of the Company’s Board of Directors. Any shareholder may contact the Chairman, Mr. Landis, or another member of the Board by completing the “Contact Us and News Alert Signup” information under the “Contact Us” tab. All communications are initially screened by the Board Chairman for the purpose of determining the appropriate party to receive the communication.

BOARD COMMITTEES

Audit Committee

     Our Board of Directors has constituted an Audit Committee composed of two independent directors, as that term is defined under the General Rules and Regulations under the Exchange Act. Mr. Eugene L. Froelich is the Chairman of the Audit Committee. Pursuant to the terms of the Certificate of Designation, the Audit Committee shall have no more than three members, at least one of whom shall be a director nominated by the holders of the Series A Preferred Stock. The Board intends to appoint one of the director appointees to be a member of the Audit Committee.

     The Audit Committee has responsibility for the appointment, compensation, retention, and oversight of the Company’s independent auditors, establishing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls or auditing matters, and procedures for the submission of confidential, anonymous concerns by employees regarding questionable accounting or auditing matters. The Audit Committee met four times during Fiscal 2005. In addition, the Audit Committee took actions by written consent on two occasions.

Compensation and Stock Option Committee

     The Company’s Compensation and Stock Option Committee members are Howard A. Savin, Chairman of the Committee, and Eugene L. Froelich. Pursuant to the terms of the Certificate of Designation, the Compensation and Stock Option Committee shall have no more than three members, at least one of whom shall be a director nominated by the holders of the Series A Preferred Stock. The Board intends to appoint one of the director appointees to be a member of the Compensation and Stock Option Committee.

     The Compensation and Stock Option Committee took actions by written consent on five occasions during Fiscal 2005. The responsibilities of the Stock Option and Compensation Committee are to recommend remuneration arrangements for senior management, advise the Board as to senior management succession planning, and to review and approve senior management performance goals as well as conduct performance evaluations against such goals. Additionally, the Compensation and Stock Option Committee oversees the Company’s employee stock option plans and is responsible for determining any stock option grants to be made to the Company’s senior management, employees, or consultants.

Nominating Committee

     During its meetings, the Board of Directors performs the functions normally associated with a nominating committee and,

as such, the Company does not have or require a separate nominating committee or nominating committee charter, nor does the Company pay any third party a fee to assist in the process of identifying and evaluating Board candidates. Director nominees are determined by Ms. Johnson, Mr. Froelich, Mr. Landis and Dr. Savin based upon a number of criteria, including the business of the Company, the nominee's knowledge and expertise in the healthcare industry or other comparable business experience, the nominee's qualities and background, and the Board's composition as well as its current and future needs. Ms. Johnson and Mr. Landis are not independent directors. Mr. Froelich and Dr. Savin are “independent” as that term is defined in Section 121A of the American Stock Exchange Listing Standards. Please see “Procedure for Submitting Stockholder Proposals” at the end of this document for instructions on submitting director nominees.

REPORT OF THE AUDIT COMMITTEE

     The primary responsibilities of the Audit Committee are the oversight of the integrity of the Company’s financial statements, the appointment, compensation and performance of the independent auditors, and the evaluation of complaints from employees regarding accounting and auditing matters. In April 2003, the Audit Committee adopted a ‘whistleblower’ policy, providing for the anonymous submission by employees to the Audit Committee of complaints regarding accounting, internal controls, or auditing matters. The Audit Committee is responsible for the receipt, treatment and retention of such filed complaints.

     Although the Company is not listed on the American Stock Exchange (“AMEX”), the Company has used the AMEX definition of “independence” for the purpose of determining the independence of its Audit Committee members. Mr. Froelich and Dr. Savin are “independent” as that term is defined in Section 121A of the AMEX listing standards, which defines an independent director, generally, as one who is not employed by the Company, receives no compensation other than as a director, is not related to a Company officer, and is not an officer or owner of a business having transactions with the Company.

     The Board of Directors has adopted a written charter for the Audit Committee, which was filed as Appendix A to the Company’s 2003 Proxy, filed with the Securities and Exchange Commission on December 19, 2003.

     The Audit Committee held four meetings during fiscal 2004, including a meeting in August 2004 during which it reviewed and discussed the Company’s fiscal 2004 audited financial statements with the Company’s management, discussed with the Company’s independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), received the written disclosures and the letter from the Company’s independent accountants required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and discussed with such independent accountants the independent accountants’ independence.

     In performing all of these functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company’s management and independent auditors, which, in their report, express an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States of America. Based on such reviews and discussions, the Audit Committee recommended that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2004 for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

Eugene L. Froelich, CPA, Chairman
Howard A. Savin, Ph.D.

REPORT OF THE COMPENSATION AND STOCK OPTION COMMITTEE REGARDING COMPENSATION
OF EXECUTIVE OFFICERS

     The responsibilities of the Compensation and Stock Option Committee are to establish the annual compensation of the chief executive officer, chief financial officer, and the other executive officers of the Company and to oversee the administration of the Company’s 1995 and 2002 stock incentive plans.

Overview and Philosophy

     The Compensation and Stock Option Committee’s policies are designed to enable the Company to attract and retain outstanding executives in the healthcare industry to assist the Company in meeting its long-range objectives, thereby serving the interests of the Company’s stockholders. The Compensation and Stock Option Committee’s compensation philosophy is to provide rewards that (1) are linked to both Company performance and individual performance, (2) align employee interests with shareholder interests, (3) are sufficient to attract and retain high-quality employees, and (4) provide a mix of cash and potential stock ownership tied to long-term as well as immediate business strategies.

     The current employment agreements of Ms. Johnson and Mr. Landis were approved by the current Compensation and Stock Option Committee, which is composed solely of independent directors. The current employment agreements of all other executive officers of the Company and the Company’s principal operating subsidiary, Comprehensive Behavioral Care, Inc., were approved by the Board of Directors.

Executive Officer Compensation

The following key principles guide the Compensation and Stock Option Committee in structuring compensation targets and packages of executive officers and key management:

•	Total annual compensation will include salary as the core compensation plus options to purchase shares of the Company’s common stock, the value of which is a function of the market price, which is an extension of stockholder interests.

•	Management development - support of compensation opportunity structures to attract and retain individuals who can maximize the creation of stockholder value, and motivate employees to attain Company and individual objectives.

•	Recognition of individual contributions as well as overall Company results toward identified business results.

•	Competitive position of both base salary and total compensation within the healthcare industry.

Components of Executive Compensation

     The components of executive compensation for each of the Company’s four named executive officers included a base salary, provision for an annual incentive bonus, and provisions for the award of stock options. Ms. Johnson and Mr. Landis each have employment agreements, which were approved by the current Compensation and Stock Option Committee, which took into account the skills, knowledge and experience that each of the executive officers brought to their positions. The base salary of each executive officer is intended to be maintained at slightly above the median range of salary for similar positions at public companies that are in the same line of business as the Company and which are of similar size. Under the terms of their current employment contracts, dated February 7, 2003, as amended June 14, 2005, Ms. Johnson’s base salary is currently set at $205,000 per annum and Mr. Landis is to receive $185,000 per annum although each is currently receiving a base salary of $175,000 per annum. Base salaries for Mr. Clay and Dr. Patti were set by Comprehensive Behavioral Care, Inc.’s Board of Directors at $120,000 and $99,000, respectively.

     Each of the Company’s executive officers is eligible to receive an annual performance-based incentive bonus or other such bonus or additional compensation as may be determined from time to time by the Compensation and Stock Option Committee. There were no cash amounts paid during fiscal 2005, 2004 or 2003 in connection with any annual performance bonus as provided for in the Company’s employment agreements with its executive officers.

     The current employment agreement of each executive officer provides for the award of stock options. In the case of Ms. Johnson and Mr. Landis, the Compensation and Stock Option Committee determined that each is to receive an annual grant of options to purchase 25,000 shares of stock. Additionally, the Compensation and Stock Option Committee reserves the right to increase the Annual Stock Options award based on exceptional performance by the executive. In the case of Mr. Clay and Dr. Patti, each is eligible for participation in periodic grants of stock options as determined by the Compensation and Stock Option Committee at its discretion. During Fiscal 2005, Ms. Johnson and Mr. Landis received grants for a total of 25,000 stock options each, Mr. Clay was granted 10,000 stock options, and Dr. Patti was granted 7,500 stock options.

LIMITATIONS ON THE DEDUCTIBILITY OF COMPENSATION

     Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Tax Code”), places a limit of $1.0 million on the amount of compensation that the Company may deduct in any one year with respect to each of its five most highly paid executive officers. However, certain performance-based compensation as defined by Section 162(m) of the Tax Code is not subject to the deduction limit. The Board of Directors believes that all anticipated compensation during the fiscal year ending May 31, 2006 will satisfy the requirements of Section 162(m) of the Tax Code and, as such, would be deductible for federal income tax purposes. Further, the Company’s Compensation and Stock Option Committee believes that the deductibility of officer compensation in excess of the $1.0 million threshold is not likely to be an issue for the Company to address in the foreseeable future.

Submitted By:

Howard A. Savin, Ph.D., Chairman
Eugene L. Froelich, CPA

Performance Graph

     The following is a line graph comparing the Company’s total stockholder returns to those of the NASDAQ Health Services Index and a Comparable Company Index (including the Company, PHC, Inc., Magellan Health Services, Inc. and Horizon Health Corp.) for each year in the period from June 1, 2000 through May 31, 2005. The Company’s common stock is traded on the Over The Counter Bulletin Board and, accordingly, the Company has selected the NASDAQ Health Services Index as an appropriate index for this graph. Total return values were calculated based on cumulative total return, assuming the value of the investment in the Company’s common stock, and in each index, was $100 and that all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
AMONG COMPREHENSIVE CARE CORPORATION,
THE NASDAQ HEALTH SERVICES INDEX AND A PEER GROUP

ASSUMES $100 INVESTED ON JUNE 1, 2000
ASSUMES DIVIDENDS REINVESTED
FIVE FISCAL YEARS ENDED MAY 31, 2005

	2000	May 2001	May 2002	May 2003	May 2004	May 2005
Comprehensive Care Corporation	100.00	214.29	761.90	1333.33	761.90	914.29
Comparable Company Index	100.00	128.19	279.57	251.15	337.81	393.56
NASDAQ Health Services Index	100.00	109.75	116.37	105.54	140.34	165.89

EXECUTIVE COMPENSATION –

The following provides certain information concerning compensation earned by the Company’s Chief Executive Officer and its other executive officers whose total salary and bonus for Fiscal 2005 exceed $100,000 (together, these persons are sometimes referred to as the “named executives”).

			Annual Compensation					Long-term Compensation
								Restricted	Securities	Long-term
						Other Annual		Stock	Underlying	Incentive	All Other
Fiscal						Compensation		Award(s)	Options/SARS	Payouts	Compensation
Year	Name and Position		Salary ($)	Bonus ($)		($)		($)	(#)	($)	($)

2005	Mary Jane Johnson	President(1,2), Chief	174,328	—		6,500	(4)	—	25,000	—	—
2004	Mary Jane Johnson	Executive Officer(1,2), and	163,007	—		6,500	(4)	—	25,000	—	219	(5)
2003	Mary Jane Johnson	Director(1,2)	175,000	—		6,500	(4)	—	50,000	—	445	(5)

2005	Robert Landis	Chairman of the Board of	172,308	10,000	(3)	3,900	(8)	—	25,000	—	—
2004	Robert Landis	Directors-(1,2), Chief	169,279	20,000	(3)	3,900	(6)	—	25,000	—	441	(5)
2003	Robert Landis	Financial Officer(1,2),	172,981	15,250	(3)	5,700	(6)	—	50,000	—	908	(5)
		and Treasurer(1,2)

2005	Thomas Clay	Chief Development	120,000	—		—		—	10,000	—	—
2004	Thomas Clay	Officer(2)	111,231	—		—		—	10,000	—	219	(5)
2003	Thomas Clay		117,692	—		1,800	(9)	—	20,000	—	993	(5)

2005	Paul Patti, Ph.D.	Vice President of Clinical	99,000	—		2,600	(4)	—	7,500	—	—
2004	Paul Patti, Ph.D.(7)	Operations(2)	82,074	—		2,300	(4)	—	10,000	—	—
2003	Paul Patti, Ph.D.		—	—		—		—	—	—	—

(1)	Comprehensive Care Corporation.

(2)	Comprehensive Behavioral Care, Inc., Principal Subsidiary of the Company.

(3)	Represents payments made in connection with the stay bonus awarded to Mr. Landis in fiscal 2000.

(4)	Represents car allowances paid in accordance to Ms. Johnson’s and Dr. Patti’s employment agreements.

(5)	Represents amounts contributed by the Company to the indicated person’s 401(k) Plan Account.

(6)	Represents compensation expense for personal use mileage in accordance to Mr. Landis’ employment agreement.

(7)	Dr. Patti joined the Company effective July 7, 2003.

(8)	Represents the final payment made in connection with the stay bonus awarded to Mr. Landis in Fiscal 2000.

(9)	Represents transitional living expenses paid to Mr. Clay.

     The following tables present information regarding the number of options granted to and exercised by the Company’s named executives during Fiscal 2005 and the number of unexercised options held by the Company’s named executives at May 31, 2005. No stock appreciation rights were granted or held by such persons during Fiscal 2005.

Option Grants In the Last Fiscal year

		Percent of Total
		Options/SARS	Exercise
		Granted to	or Base		Grant Date
	Options	Employees in	Price	Expiration	Present
Name	Granted	Fiscal Year	($/Share)	Date	Value

Mary Jane Johnson	25,000	11.4%	$1.45	03/11/15	$1.0773
Robert J. Landis	25,000	11.4%	1.45	03/11/15	1.0773
Thomas Clay	10,000	4.6%	1.10	10/05/14	0.8094
Paul Patti, Ph.D.	7,500	3.4%	1.10	10/05/14	0.8094

     The present value as of the date of grant, calculated using the Black-Scholes method is based on assumptions about future interest rates, stock price volatility and dividend yield. There is no assurance that these assumptions will prove to be true in the future. The actual value, if any, that may be realized by each individual will depend upon the market price of the common stock on the date of exercise.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

AND AGGREGATED FISCAL YEAR-END OPTION VALUE

Number of
			Securities	Value of
			Underlying	Unexercised
			Unexercised	In-the-money
			Options/SARs at	Options/SARs at
	Shares	Value	FY End (#)	FY End ($)
	Acquired on	Realized	Exercisable/	Exercisable/
Name	Exercise (#)	($)	Unexercisable	Unexercisable(1)

Mary Jane Johnson	—	—	320,000/0	$374,893/$0
Robert J. Landis	—	—	365,625/0	374,893/0
Thomas Clay	—	—	62,500/5,000	57,010/4,100
Paul Patti, Ph.D.	—	—	13,750/3,750	3,075/3,075

(1) Calculated on the basis of the closing sale price per share for the Company’s common stock on the Over The Counter Bulletin Board of $1.92 on May 31, 2005. Value was calculated on the basis of the difference between the option price and $1.92 multiplied by the number of shares of common stock underlying the respective options.

Employment Agreements with Executives

     The Company entered into an employment agreement with Mary Jane Johnson effective February 1, 2003 and amended June 14, 2005. Such agreement, which superceded the previous agreement entered into in July 1999, terminates May 31, 2006 and is subject to two 18-month extensions. Ms. Johnson’s employment agreement provides for a salary of $205,000 per annum and includes an annual performance bonus based on the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”). Such annual performance bonus shall be equal to the greater of 2 1/2% of the Company’s EBITDA, or $25,000. Ms. Johnson is provided an auto allowance of $250 biweekly as well as a policy of life insurance. In addition, the Company pays for a portion of Ms. Johnson’s health insurance and other group insurance premiums in accordance with the Company’s general benefit guidelines covering all full-time employees. Ms. Johnson’s employment agreement provides that in the event of a change in control of the Company, or in the case of termination without cause, Ms. Johnson will be paid a severance benefit equal to twenty four (24) months base salary, together with her performance bonus. Ms. Johnson is additionally eligible to receive a special transaction bonus should the company merge with or into another entity in which the Company is not the surviving entity, or if the Company sells all or substantially all of its assets and the special transaction is $5.0 million or greater. The special transaction bonus shall be an amount equal to 1% of the special transaction value in excess of $5.0 million. Effective with the 2003 annual meeting of Stockholders and annually coincident with such meetings, Ms. Johnson will be granted options to purchase 25,000 shares of the Company’s common stock. The options will bear an exercise price of the fair market value of the Company’s stock on the date of grant and will vest within one year of such date. Ms. Johnson’s employment agreement may be terminated by either party in accordance with its terms, which require written notification to the other party at least six months prior to the initial termination date or renewal termination date. Ms. Johnson’s agreement also provides for (i) a severance payment equal to two years’ base salary if the Company does not renew her employment agreement at the next two renewal dates; (ii) the continuation of existing health insurance coverage for up to eighteen (18) months for Ms. Johnson and her dependents upon termination if the Company does not renew her employment agreement; (iii) a payment equal to the greater of two years’ base salary or the balance of the base salary for the remainder of her employment term if she becomes disabled; and (iv) a severance payment equal to the greater of her base salary for the unexpired term or two times such base salary, if during the term of the agreement, the Company materially curtails or diminishes her duties and responsibilities and Ms. Johnson provides the Company with 60 days’ notice that she elects to terminate her employment with the Company.

     The Company entered into an employment agreement with Robert J. Landis effective February 1, 2003 and amended on June 14, 2005. Such agreement, which superceded the previous agreement dated September 14, 1998, terminates May 31, 2006 and is subject to two 18-month extensions. Mr. Landis’ employment agreement provides for a salary of $185,000 per annum and includes an annual performance bonus based on the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”). Such annual performance bonus shall be equal to the greater of 2 1/2% of the Company’s EBITDA, or $20,000. In addition, the Company pays for a portion of Mr. Landis’ health insurance and other group insurance premiums in accordance with the Company’s general benefit guidelines covering all full-time employees. Mr. Landis is also provided with a policy of life insurance and a $250 biweekly auto allowance. Mr. Landis’ employment agreement provides that in the event of a change in control of the Company or in the case of termination without cause, Mr. Landis will be paid a severance benefit equal to twenty four (24) months base salary, together with his performance bonus. Mr. Landis is additionally eligible to receive a special transaction bonus should the company merge with or into another entity in which the Company is not the surviving entity, or if the Company sells all or substantially all of its assets and the special transaction is $5.0 million or greater. The special transaction bonus shall be an amount equal to 1% of the special transaction value in excess of $5.0 million. Effective with the 2003 annual meeting of Stockholders and annually coincident with such meetings, Mr. Landis will be granted options to purchase 25,000 shares of the Company’s common stock. The options will bear an exercise price of the fair market value of the Company’s stock on the date of grant and will vest within one year of such date. Mr. Landis’ employment agreement may be terminated by either party in accordance with its terms, which require written notification to the other party at least six months prior to the initial termination date or renewal termination date. Mr. Landis’ agreement also provides for (i) a severance payment equal to two years’ base salary if the Company does not renew his employment agreement at the next two renewal dates; (ii) the continuation of existing health insurance coverage for up to eighteen (18) months for Mr. Landis and his dependents upon termination if the Company does not renew his employment agreement; (iii) a payment equal to the greater of two years’ base salary or the balance of the base salary for the remainder of his employment term if he becomes disabled; and (iv) a severance payment equal to the greater of his base salary for the unexpired term or two times such base salary, if during the term of the agreement, the Company materially curtails or diminishes his duties and responsibilities and Mr. Landis provides the Company with 60 days’ notice that he elects to terminate his employment with the Company.

     At the closing of the transactions contemplated by the Purchase Agreement, Ms. Johnson and Mr. Landis entered into waivers of certain provisions contained in their respective employment agreements, acknowledging that the transactions contemplated by the Purchase Agreement constituted a “change in control,” as defined in each such employment agreement, and that each of the executives will waive any bonus or other payments triggered by such change in control provisions contained in their employment agreement resulting from the consummation of the transactions contemplated by the Purchase Agreement. Mr. Landis’ waiver of such provisions will continue through November 30, 2007.

     On June 3, 2002, the Company’s principal operating subsidiary, Comprehensive Behavioral Care, Inc. (“CBC”), entered into an employment agreement with Thomas Clay. Mr. Clay’s employment agreement provides for a salary at the rate of $120,000 per annum and includes a performance-based bonus not to exceed $20,000 per annum, which will be based 20% on individual performance and 80% on the Company’s financial performance against set criteria. In addition, Mr. Clay is eligible to participate in the CBC’s Sales Incentive Plan, a commission program designed to compensate the Company’s sales and marketing staff in proportion to their individual contributions to the Company’s sales and marketing objectives. Mr. Clay is provided with a policy of life insurance and the Company pays for a portion of Mr. Clay’s health insurance and other group insurance premiums in accordance with the Company’s general benefit guidelines covering all full-time employees. Mr. Clay’s employment agreement provides that, in the event of a change in control of CBC as defined, Mr. Clay has the option to remain employed by CBC or to be paid a severance benefit equal to six (6) months base salary or, in the case of termination without cause, Mr. Clay will be paid a severance benefit equal to three (3) months base salary. Mr. Clay’s employment agreement continues unless terminated by either party in accordance with the terms of the employment agreement.

     On August 20, 2004, CBC entered into an employment agreement with Paul Patti, Ph.D. Dr. Patti’s employment agreement provides for a salary at the rate of $99,000 per annum. Dr. Patti is provided with an auto allowance of $100 biweekly as well as a policy of life insurance. In addition, the Company pays for a portion of Dr. Patti’s health insurance and other group insurance premiums in accordance with the Company’s general benefit guidelines covering all full-time employees. Dr. Patti’s employment agreement provides that, in the event of a change in control of CBC as defined, Dr. Patti has the option to remain employed by CBC or to be paid a severance benefit equal to three (3) months base salary. Dr. Patti’s employment agreement continues unless terminated by either party in accordance with the terms of the employment agreement.

Stock Option Plans

     The Company currently has two active incentive plans, the 1995 Incentive Plan and the 2002 Incentive Plan (“Plans”), that provide for the granting of stock options, stock appreciation rights, limited stock appreciation rights, and restricted stock grants to eligible employees and consultants to the Company. Grants issued under the Plans may qualify as Incentive Stock Options (“ISOs”) under Section 422A of the Internal Revenue Code. Options for ISOs may be granted for terms of up to ten years and are generally exercisable in cumulative increments of 50% each six months. Options for Non-statutory Stock Options (“NSOs”) may be granted for terms of up to 13 years. The exercise price for ISOs must equal or exceed the fair market value of the shares on the date of grant, and 65% in the case of other options. The Plans also provide for the full vesting of all outstanding options under certain change of control events. The maximum number of shares authorized for issuance is 1,000,000 under the 2002 Incentive Plan and 1,000,000 under the 1995 Incentive Plan. As of May 31, 2005 under the 2002 Incentive Plan, there were 511,000 options available for grant and there were 475,000 options outstanding, of which 445,500 options were exercisable. Additionally, as of May 31, 2005 under the 1995 Incentive Plan, there were 500 options available for grant and there were 748,125 options outstanding and presently exercisable.

Non-Employee Director Plan

     Under the Directors’ Plan, each non-employee director automatically receives an Initial Grant upon joining the Board and an Annual Grant on each anniversary of the initial date of service or date of approval, as the case may be. In addition to the Initial Grant and the Annual Grant, the Director Plan provides that there shall be granted and awarded one or more options contemporaneous with each Annual Grant, as follows: (i) options to purchase 3,333 shares of common stock to the individual occupying the position of Vice Chairman of the Board, (ii) options to purchase 8,333 shares of common stock to each chairman of each committee of the Board, and (iii) options to purchase 2,500 shares of common stock to each non-employee director who serves on a committee of the Board (other than the chairman of the committee). Each non-qualified stock option is exercisable at a price equal to the common stock’s fair market value as of the date of grant. Initial grants vest annually in 25% increments beginning on the first anniversary of the date of grant, provided the individual is still a director on those dates. Annual grants will become 100% vested as of the first Annual Meeting of the Company’s stockholders following the date of grant, provided the individual is still a director as of that date. An optionee who ceases to be a director shall forfeit that portion of the option attributable to such vesting dates on or after the date he or she ceases to be a director. The maximum number of shares authorized for issuance under the Directors’ Plan is 250,000. As of May 31, 2005, there were 65,003 options available for grant and there were 120,831 options outstanding, of which 79,165 options were exercisable, under the Directors’ Plan.

CERTAIN TRANSACTIONS

     For information relating to Employment Agreements with executive officers, stock options, stay bonuses, stock grants, and other compensation, see “Report of the Compensation and Stock Option Committee Regarding Compensation of Executive Officers- Components of Executive Compensation” and “Employment Agreements with Executives.”

     In connection with the Company’s indemnification program for executive officers and directors, Ms. Johnson, Mr. Landis, Mr. Clay, and Dr. Patti as well as five current, key management employees, directors, or subsidiary directors, eleven former directors, and eleven former executive officers, are entitled to indemnification. The Company considers it desirable to provide each Indemnitee with specified assurances that the Company can and will honor the Company’s obligations under the Indemnification Agreements, including a policy of insurance to provide for directors and officers liability coverage. The Company intends to enter into similar agreements with the five directors appointees described in this Information Statement.

     SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act, as amended requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than ten-percent stockholders are required by SEC regulations to furnish the Company with all copies of all Section 16(a) forms they file. The Company believes that during Fiscal 2005, its officers, directors and greater than ten-percent beneficial owners complied with all applicable Section 16(a) filing requirements.

PROCEDURE FOR SUBMITTING STOCKHOLDER PROPOSALS

     All notices of proposals by stockholders, whether or not to be included in the Company’s proxy materials, should be sent to the attention of the Secretary of the Company at 204 South Hoover Boulevard, Suite 200, Tampa, Florida 33609. Any such notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the Annual Meeting (a) a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting, (b) the name and address, as they appear on the books of the Company, of the stockholder proposing such business, (c) the class and number of shares of stock of the Company which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. Any stockholder’s notice related to a nomination to elect an individual to serve as a director, shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of stock of the Corporation which are beneficially owned by such person and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for reelection of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including without limitation such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (b) as to the stockholder giving the notice (i) the name and address, as they appear on the books of the Corporation, of such stockholder, and (ii) the class and number of shares of stock of the Corporation which are beneficially owned by such stockholder. At the request of the Board, any person nominated by the Board for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in a stockholder’s notice of nomination, which pertains to the nominee. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the Bylaws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

     Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in the Company’s proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to the Company in a timely manner. In order to be so included for the 2005 annual meeting, stockholder proposals must be received by the Company no later than October 1, 2005, and must otherwise comply with the requirements of Rule 14a-8. For any proposal that is not submitted for inclusion in next year’s proxy statement (as described in the preceding paragraph) but is instead sought to be presented directly at next year’s annual meeting, SEC rules permit management to vote proxies at its discretion, if the Company does not receive notice of the proposal before the close of business on December 14, 2005. If the deadline for stockholders to submit proposals for inclusion in the Company’s proxy statement and for consideration at its 2005 annual meeting of stockholders changes, the Company will include revised dates in a current report on Form 8-K filed with the SEC.